UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Item 8.01.  Entry Into a Material Definitive Agreement.

Second Omnibus Amendment to the Notes

On April 1, 2026, Nvni Group Limited (the “Company”) entered into a Second Omnibus Amendment (the “Second Amendment”) with Amiens Technology Investments LLC (the “Investor”), pursuant to which the parties agreed to amend certain provisions of (i) the Senior Secured Convertible Note in the aggregate original principal amount of $5,662,000 (the “Exchange Note”) and (ii) the Senior Secured Note in the aggregate original principal amount of $2,865,000 (the “December Note,” and together with the Exchange Note, the “Notes”), each previously issued by the Company to the Investor.

Pursuant to the Second Amendment, the parties agreed to: (i) defer the Monthly Redemption Date (as defined in each Note) under each Note to May 1, 2026; (ii) issue to the Investor an aggregate of 702,290 ordinary shares of the Company to be held in escrow as pre-delivery shares (the “Pre-Delivery Shares”), to be applied, on a share-for-share basis, against future ordinary share delivery obligations of the Company under the Notes; (iii) apply an additional cash payment of $100,000 to the outstanding value of the December Note; and (iv) cause the full repayment of, and release of all liens securing, certain non-convertible debentures previously issued by the Company on May 14, 2021, no later than May 15, 2026.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Second Omnibus Amendment, dated April 1, 2026, by and between Nvni Group Limited and Amiens Technology Investments LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: April 6, 2026

By:	/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	CEO

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